

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2021

Dane Saglio
Chief Financial Officer
Seneca Biopharma, Inc.
20271 Goldenrod Lane
Germantown, MD 20876

Re: Seneca Biopharma, Inc.
Form S-4
Exhibit Nos. 10.18, 10.19 and 10.20
Filed December 23, 2020
File No. 333-251659

Dear Mr. Saglio:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance